

13030050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercadien Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3625 Quakerbridge Road
(No. and Street)

Hamilton	NJ	08619
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kamen 609-689-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road	Bridgewater	NJ	08807
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/11/13

OATH OR AFFIRMATION

I, Kenneth Kamen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercadien Securities, LLC, as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Sworn to and subscribed before me this 25th day of FEB, 2013



Notary Public

PAULA A PULTI-MAXWELL
Notary Public of New Jersey
My Commission Expires February 18, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercadien Securities, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2012


RRBB
ACCOUNTANTS + ADVISORS

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants

Mercadien Securities, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2012

Mercadien Securities, LLC
Index to the Financial Statements
December 31, 2012

RRBB
ACCOUNTANTS + ADVISORS
www.rrbb.com
ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Report of Independent Registered Public Accounting Firm

To the Members of
Mercadien Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mercadien Securities, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows and the statement of 15c3-1 net capital computation for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercadien Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

ACCOUNTANTS + ADVISORS

ROSENBERG RICH BAKER BERMAN & COMPANY

To the Members of
Mercadien Securities, LLC

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2013

Mercadien Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Current Assets		
Cash	$	50,406
Deposit with clearing agent		50,000
Due from clearing agent		3,017
Prepaid expenses		6,822
Total Assets	$	110,245
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$	10,043
Due to related party		3,300
Total Liabilities		13,343
Commitments and Contingencies		-
Members' Equity		96,902
Total Liabilities and Members' Equity	$	110,245

Mercadien Securities, LLC
Statement of Operations
Year Ended December 31, 2012

Revenues		
Commissions	$	1,467,633
Asset management fees		10,976
Interest income		313
Total Revenues		1,478,922
Operating Expenses		
Administrative charges		12,600
Money manager fees		305,423
Management fees		994,000
Data and quote charges		3,300
Customer clearance expense		120,955
Professional memberships and dues		1,273
License		10,495
Publications		2,022
Legal and professional fees		10,000
Occupancy		12,400
Other insurance		1,444
Miscellaneous		55
Other taxes		50
Total Operating Expenses		1,474,017
Net Income	$	$4,905

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2012

	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2012	$ 97,355	$ (5,358)	$ 91,997
Reclassification	1,656	(1,656)	-
Net Income for the Year Ended December 31, 2012	-	4,905	4,905
Balance, December 31, 2012	$ 99,011	$ (2,109)	$ 96,902

See accompanying notes to the financial statements.

Mercadien Securities LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities		
Net Income	$	4,905
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) in Assets		
Due to clearing agent		(3,413)
Prepaid expenses		(60)
Increases (Decreases) in Liabilities		
Accounts payable		(3,166)
Due to related party		3,300
Net Cash Provided by Operating Activities		1,566
Net Increase in Cash		1,566
Cash, Beginning of Year		48,840
Cash, End of Year	$	50,406
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Notes to the Financial Statements

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Mercadien Securities, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a brokerage firm that sells securities and provides investment banking and investment advisory services to corporations and individuals located in New Jersey.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Commissions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Mercadien Securities, LLC
Notes to the Financial Statement

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2012 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 25, 2013, which is the date the financial statements were issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

RECEIVABLE FROM / DUE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Capital Markets Corporation. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $90,080, which was $40,080 in excess of its required net capital. The Company's net capital ratio was .15 to 1.

RELATED PARTY TRANSACTIONS

Effective July 1, 2010, the Company entered into a revised Expense and Facilities Sharing Agreement with an affiliate of one of the Company's members. The agreement is effective for one year, with automatic annual renewal periods, cancelable by either party with proper notice of termination. Under the terms of the revised agreement, the Company leases office space in Hamilton from the affiliate on a month to month basis currently at a rate of $1,033 per month. Rent expense under this agreement amounted to $12,400 for the year ended December 31, 2012. No amounts were unpaid or outstanding under this arrangement as of December 31, 2012.

Terms of the revised Expense and Facilities Sharing Agreement also provide the Company with certain administrative support services from the affiliate on a month to month basis. Expenses under this arrangement amounted to $12,600 for the year ended December 31, 2012. The Company owed no outstanding amounts under this arrangement as of December 31, 2012.

The Company collects asset management fees on behalf of a related entity. The Company then remits those fees to the related entity. During the year ended December 31, 2012, the Company collected $994,000 and remitted $994,000 under this arrangement. As of December 31, 2012, the Company did not have any management fees owed to the related entity.

As of December 31, 2012, the Company owed $3,300 to a related party for an expense reimbursement paid on behalf of the Company. Such amount was remitted in the subsequent period.

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2012

NET CAPITAL		
Total Members' Equity	$	96,902
Deductions and/or Charges:		
Non-Allowable Assets:		
Prepaid expenses		6,822
Total Non-Allowable Assets		6,822
Net Capital	$	90,080
AGGREGATE INDEBTEDNESS	$	13,343
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	890
Minimum dollar net capital requirement	$	50,000
Excess Net Capital at 1,500 percent	$	40,080
Excess Net Capital at 1,000 percent	$	88,746
Net Capital less 120% of minimum net capital requirement	$	30,080
Ratio of Aggregate Indebtedness to Net Capital		.15 to 1

There are no material differences between the preceding Computation of Net Capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2012.

See independent auditor's report.

Mercadien Securities, LLC
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

RRBB
ACCOUNTANTS + ADVISORS
www.rrbb.com
ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Report of Independent Registered Public Accounting Firm on Internal Control Structure

To the Members of
Mercadien Securities, LLC

In planning and performing our audit of the financial statements of Mercadien Securities, LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Mercadien Securities, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2012, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE COMPANIES PRACTICE SECTION • IGAF POLARIS • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
* Registered Investment Advisor ▲ Accredited in Business Valuation ■ Certified Business Appraiser ● Certified Financial Planner

RRBB
ACCOUNTANTS + ADVISORS
ROSENBERG RICH BAKER BERMAN & COMPANY

To the Members of
Mercadien Securities, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2013